Exhibit 99.1

Eros PLC Announces Details of Annual Meeting of Shareholders

Isle of Man – October 17, 2016: Eros International PLC (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that the annual meeting of its shareholders will be held on Thursday, December 1, 2016, beginning at 11:00 am, Greenwich Mean Time (GMT), at Fort Anne, Douglas, Isle of Man IM1 5PD, British Isles. The Company’s notice of annual meeting and form of proxy were issued on October 14, 2016.

The Company’s notice of the annual meeting, form of proxy and annual consolidated and unconsolidated financial statements audited by Grant Thornton for the financial year ended March 31, 2016 are available on the Company’s investor relations website at http://www.erosplc.com.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform Eros Now. In 2015, 3 out of the top 4 box office films and 7 out of the top 15 box office films were from Eros. For further information, please visit: www.erosplc.com.

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CONTACT:

Mark Carbeck

Eros International Plc

Chief Corporate and Strategy Officer

mark.carbeck@erosintl.com

+44 207 258 9909

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com